Exhibit 99.2

NORTHCORE TECHNOLOGIES INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

ITEM 1 IDENTITY OF COMPANY

1.1 Name and Address of Company

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7

1.2 Executive Officer

The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the acquisition described in this Report:

Amit Monga - Chief Executive Officer

Tel: (416) 640-0400 or e-mail: amonga@northcore.com

ITEM 2 DETAILS OF ACQUISITION

2.1 Nature of Business Acquired

On March 27, 2012, Northcore Technologies Inc. (the "Corporation") acquired all of the issued and outstanding common shares of Envision Online Media Inc. ("Envision") and 85 percent of issued and outstanding common shares of Kahootkids! Inc. ("Kahootkids") both privately held companies incorporated under the laws of Ontario (the "Transaction").

Envision is an Ottawa based software development company with a broad range of customers across a wide spectrum of industries. As a Microsoft Partner and a specialist in the delivery of Social Commerce and Content Management solutions, the firm is ideally situated to take advantage of the dramatically increased demand in this field. In addition, the skill set of the Envision team is completely complementary to that of Northcore's and will allow the conjoined entity to target a new tier of business development opportunities.

Kahootkids! is also an Ottawa based online group discounting and community portal targeting young families with kids.

2.2 Date of Acquisition

March 27, 2012

2.3 Consideration

The aggregate purchase price of Cdn$1,000,000 was satisfied by way of $300,000 in cash payments and $700,000 through the issuance of 7,777,777 common shares at $0.09. The cash payment was satisfied by $100,000 cash payment at the closing of transaction with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance milestones.

The performance milestones are defined as follows;

•	For the fiscal year 2012; Envision and Kahoot collectively achieving $1,000,000 of annual gross revenues net of any discounts and $80,000 of EBITDA.

•	For the fiscal year 2013; Envision and Kahoot collectively achieving $1,200,000 of revenues and $120,000 of EBITDA.

Where in both cases, revenue will be recognized in accordance with International Financial Reporting Standards. In both cases, performance milestones will be calculated using the period of April 1st through March 31st. EBITDA is defined as earnings before interest, taxes, depreciation, amortization and stock based compensation.

2.4 Effect on Financial Position

The Corporation does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired businesses which may have a significant effect on the financial performance and financial position of the Corporation, such as any proposal to liquidate the business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any material changes to the Corporation's business or the businesses acquired such as changes in corporate structure, management or personnel.

2.5 Prior Valuations

No valuation required by securities legislation or a Canadian exchange or market was obtained by the Corporation, or to the knowledge of the Corporation or Envision and Kahootkids, within the last 12 months to support the consideration paid by the Corporation for the Acquisition.

2.6 Parties to Transaction

Not applicable

2.7 Date of Report

June 11, 2012

ITEM 3 FINANCIAL STATEMENTS

The post acquisition unaudited interim consolidated financial statements of the Corporation for the period ended March 31, 2012, which include the effects of the Transaction, has been issued on May 11, 2012 and is also available on www.SEDAR.com.

The following financial statements are attached as appendices to this Report and included as part of this Report:

Appendix Description

A.
Audited financial statements of Envision Online Media Inc. for the year ended December 31, 2011, which includes audited statement of financial position as at December 31, 2011 and audited statements of comprehensive income, changes in equity and cash flow statement for the financial year ended December 31, 2011;

B.
Audited financial statements of Kahootkids! Inc. for the year ended December 31, 2011, which includes audited statement of financial position as at December 31, 2011 and audited statements of comprehensive income, changes in equity and cash flow statement for the financial year ended December 31, 2011;

C.
Unaudited interim financial statements of Envision Online Media Inc., prepared by management, which includes unaudited statement of financial position as at March 31, 2012 and statements of comprehensive income, changes in equity and cash flow statement for the three months ended March 31, 2012, along with the same comparative statements as at and for the three months ended March 31, 2011;

D.
Unaudited interim financial statements of Kahootkids! Inc., prepared by management, which includes unaudited statement of financial position as at March 31, 2012 and statements of comprehensive income, changes in equity and cash flow statement for the three months ended March 31, 2012, along with the same comparative statements as at and for the three months ended March 31, 2011;

Appendix-A

Envision Online Media Inc. 1150 Morrison Drive, Suite 201 Ottawa, Ontario, Canada, K2H 8S9	Tel: 613-594-2804 Fax: 613-594-3240 http://www.envisiononline.ca/

ENVISION ONLINE MEDIA INC.

2011 Financial Statements

June 6, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Envision Online Media Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Envision Online Media Inc., which comprise the statement of financial position as at December 31, 2011 and the statement of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Envision Online Media Inc. as at December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2011 in accordance with International Financial Reporting Standards.

Other Matter
The comparative financial statements presented which comprise the statement of financial position as at December 31, 2010 and the statement of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, were not audited or reviewed

DNTW

Chartered Accountants, LLP
Licensed Public Accountants
June 6, 2012
Markham, Canada

ENVISION ONLINE MEDIA INC.
STATEMENTS OF FINANCIAL POSITION
As at December 31, 2011 and 2010
(in thousands of Canadian dollars)

	2011	2010
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$14	$35
Short-term investment (Note 4)	40	40
Accounts receivable	77	79
Accounts receivable - related party (Note 5)	70	-
Taxes recoverable	4	15
Deposits and prepaid expenses	15	-
TOTAL CURRENT ASSETS	220	169
CAPITAL ASSETS (Note 6)	7	7
TOTAL ASSETS	$227	$176

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$23	$2
Accrued liabilities (Note 7)	74	33
Deferred revenue	24	23
Loan payable (Note 3)	19	52
TOTAL CURRENT LIABILITIES	140	110
SHAREHOLDERS' EQUITY
Common shares (Note 8)	1	1
Preferred shares (Note 8)	45	45
Retained earnings	41	20
TOTAL SHAREHOLDERS' EQUITY	87	66

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$227	$176

Subsequent event (Note 16)

On behalf of the Board:

Todd Jamieson
Director

See accompanying notes to the financial statements.

ENVISION ONLINE MEDIA INC.
STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)

	2011	2010
		(Unaudited)

Revenues (Note 9)	$888	$730

Operating expenses:
General and administrative	157	129
Customer service and technology	651	588
Sales and marketing	31	9
Depreciation	3	3
Total operating expenses	842	729
Income before taxes	46	1
Income taxes	9	1

NET INCOME AND COMPREHENSIVE INCOME	$37	$-

EARNINGS PER SHARE	$0.05	$-

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (000's)	800	800

See accompanying notes to the financial statements

ENVISION ONLINE MEDIA INC.
STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

	Common	Preferred	Retained
(Unaudited)	shares (Note 8)	Shares(Note 8)	Earnings	Total
Opening balance, January 1, 2010	$1	$45	$30	$76
Net income	-	-	-	-
Dividends paid	-	-	(10)	(10)
Ending balance, December 31, 2010	$1	$45	$20	$66

	Common	Preferred	Retained
	Shares (Note 8)	Shares (Note 8)	Earnings	Total
Opening balance, January 1, 2011	$1	$45	$20	$66
Net income	-	-	37	37
Dividends paid	-	-	(16)	(16)
Ending balance, December 31, 2011	$1	$45	$41	$87

See accompanying notes to the financial statements.

ENVISION ONLINE MEDIA INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

	2011	2010
		(Unaudited)
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net income	$37	$-
Adjustment for:
Depreciation	3	3
	40	3
Changes in non-cash operating working capital (Note 15)	(9)	54
Net cash provided by operating activities	31	57

INVESTING
Purchase of capital assets	(3)	(1)
Proceeds from sale of short-term investments	-	22
Net cash (used in) provided by investing activities	(3)	21

FINANCING
Repayment of notes payable	(33)	(30)
Dividends paid	(16)	(10)
Net cash used in financing activities	(49)	(40)
NET CASH (OUTFLOW) INFLOW DURING THE YEAR	(21)	38
CASH, BEGINNING OF YEAR	35	(3)
CASH, END OF YEAR	$14	$35

See accompanying notes to the financial statements.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010 (in Canadian dollars)

1.	DESCRIPTION OF BUSINESS

Envision Online Media Inc. ("Envision" or the "Company") is an Ottawa based software development company specializing in web design, web development, content management and e- commerce solutions.

The principal and registered office of the Company is located at 1150 Morrison Drive, Suite 201, Ottawa, Ontario, K2H 8S9.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial are prepared in accordance with International Financial Reporting Standards (IFRS).

These financial statements have been prepared on a historical cost basis other than certain financial assets measured at fair value. These statements were authorized for issuance by the Board of Directors of the Company on June 6, 2012.

Revenue Recognition

The Company's revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees. Fees for services are billed separately from licenses of the Company's products.

Revenue from the rendering of services is recognized when the following criteria are met:
·	The amount of revenue can be measured reliably;
·	The stage of completion can be measured reliably;
·	The receipt of economic benefits is probable; and
·	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
·	The amount of revenue can be measured reliably;
·	The risks and rewards of ownership have been transferred to the buyer;
·	The receipt of economic benefits is probable; and
·	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:
  Application Development Fees
  Typically, development of applications for the Company's customers are provided based on a predetermined fixed hourly rate basis. Revenue for contracts are recognized based on the percentage of completion method. The percentage of completion method is determined by relating the actual hours of the work performed to date, to the current estimated total hours of the respective contracts. When the current estimated costs to complete indicate a loss, such a loss is recognized immediately for accounting purposes. Deferred revenue represents the excess of billings to date over the amount of contract costs and revenue recognized to date on the percentage of completion method.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

•	Implementation, Training and Consulting Service Fees

The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

•	Product Maintenance and Customer Support Fees

The Company receives revenue from maintaining its products and the provision of on- going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers' license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting and Maintenance Fees

The Company earns revenue from the hosting and maintaining of customer websites and applications. Under existing hosting contracts, the Company charges customers a recurring periodic flat fee. The fees are recognized as the hosting and maintenance services are provided. Any fees billed in advanced are recognized as deferred revenue.

Financial Instruments

Financial instruments are classified into one of these five categories: financial assets or liabilities at fair value through profit or loss (FVTPL); held-to-maturity; loans and receivables; available-for- sale financial assets; or financial liabilities measured at amortized cost. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets or liabilities at FVTPL are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company designated its accounts receivable as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, notes payable and secured subordinated notes are classified as financial liabilities measured at amortized cost. Cash and short-term investment

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

are designated as FVTPL. The Company had neither available-for-sale, nor held-to-maturity instruments during the years ended December 31, 2011 and 2010.

Capital Assets and Depreciation

Capital assets are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or life of the lease

Research and Product Development Costs
The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria are met: i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, ii) its intention to complete the intangible asset and use or sell it, iii) its ability to use or sell the intangible asset, iv) how the intangible asset will generate probable future economic benefits, v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise they are expensed as incurred. To date, no product development costs have been capitalized.

The costs of software internally developed for client applications through e-commerce enabling agreements and software licensing are expensed as incurred. The costs associated with maintaining computer software programs are also recognized as an expense as incurred.

General and Administrative
General and administrative expenses include, primarily, occupancy costs, professional fees, bad debt expense, and travel and related costs.

Customer Service and Technology
Customer service and technology costs include, primarily, all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services, net of recoverable amounts.

Investment Tax Credits
The Company accounts for investment tax credits using the cost reduction approach. Investment tax credits relating to the acquisition of equipment acquired for research and development, are deducted from the cost of the assets. Investment tax credits relating to research and development costs are deducted from those expenditures.

Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific tangible asset or the arrangement conveys a right to use the tangible asset.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.  Operating  lease payments are recognized as an

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

expense in the consolidated statement of comprehensive income (loss) on a straight-line basis over the lease term.

Earnings Per Share
Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method. The determination of deferred tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized.

Use of Significant Accounting Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting years. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these financial statements. Significant estimates made by the Company include revenue recognition, specifically percentage of completion method, collectability of accounts receivable, the useful lives of property and equipment and other assets for depreciation purposes, amounts recorded as accrued liabilities and the expected requirements for non-operational funding. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company's accounting policies and financial statement presentation.
  IFRS 9, Financial Instruments was issued by the International Accounting Standards Board ("IASB") in October 2010 and will replace International Accounting Standard ("IAS 39), Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

  IFRS 13, Fair Value Measurement was issued by the IASB in May 2011. IFRS 13 establishes new guidance on fair value measurement and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.
  IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012
  IAS 12, Income Taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.
3.	OPERATING LINE OF CREDIT AND LOAN PAYABLE

Operating Line of Credit

The Company has an operating line of credit of $150,000 available with the Canadian Imperial Bank of Commerce ("CIBC"). The line of credit bears interest at CIBC prime rate plus 1.75 percent and is due on demand. The line of credit is secured by a Guaranteed Investment Certificate (GIC) in the amount of $40,000, a general security agreement over the assets of the Company and a personal guarantee from a director. As of December 31, 2011 and 2010, the Company had not drawn on the available funds.

Loan Payable

The Company also has a small business loan with CIBC in the amount of $38,000, with monthly payments of $2,000. The loan bears interest at CIBC prime rate plus 3.25 percent and matures on September 15, 2012. The loan is secured by a GIC in the amount of $40,000, a general security agreement over the assets of the Company and a personal guarantee from a director.. The balance outstanding on the loan as at December 31, 2011 was $19,000 (December 31, 2010 - $52,000).

4.	SHORT-TERM INVESTMENT

Short-term investment is comprised of a GIC of $40,000 with an annual interest rate of 0.75 percent. The short-term investment is currently used as collateral for CIBC in connection with the operating line of credit and loan payable.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

5.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company provided web development services to Kahootkids!, a company related by virtue of common shareholders. The transaction was carried out at fair value of $70,000. The balance outstanding as at December 31, 2011 was $70,000.

6.	CAPITAL ASSETS

The following summarizes the change in carrying values of capital assets:

Computer		Computer	Furniture	Leasehold
	Hardware	Software	and Fixtures	Improvements	Total
	(in thousands)
Cost:
January 1, 2010	$20	$44	$11	$5	$80
Additions	-	-	-	-	-
December 31, 2010	$20	$44	$11	$5	$80
Additions	1	-	2	-	3
December 31, 2011	$21	$44	$13	$5	$83

Accumulated
depreciation:
January 1, 2010	$18	$44	$6	$2	$70
Depreciation for the year	1	-	1	1	3
December 31, 2010	$19	$44	$7	$3	$73
Amortization for the year	1	-	1	1	3
December 31, 2011	$20	$44	$8	$4	$76

Carrying amount:
January 1, 2010	$2	$-	$5	$3	$10
December 31, 2010	$1	$-	$4	$2	$7
December 31, 2011	$1	$-	$5	$1	$7

7.	ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

	2011	2010 (unaudited)
	(in thousands)
Accrued liabilities	$23	$4
Payroll liabilities	18	11
GST payable	23	18
Shareholder advances, no interest bearing, due on demand	10	-
	$74	$33

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

8.	SHARE CAPITAL

a.	Authorized
Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b.	Outstanding

	2011		2010 (unaudited)
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)

Class E common shares	531	$1	531	$1
Class X and Y preference shares	269	45	269	45
	800	$46	800	$46

On March 6, 2012, 970 common shares were exchanged for 224,170 Class Y Preference shares and 4,483 Series B Preference shares were exchanged for 44,830 Class X Preference Shares. All prior periods have been retroactively restated to present the exchanged share amounts.

9.	REVENUES

Revenues are comprised of the following:

	2011	2010 (unaudited)
	(in thousands)
Services	$712	$621
Maintenance and hosting fees	176	109
	$888	$730

10.	INCOME TAXES

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 15.5 percent (2010 - 16 percent) to the loss from continuing operations before income taxes. The sources and tax effects of the differences are indicated below.

	2011	2010 (unaudited)
	(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$7	$-
Non-deductible expenses	1	1
Items related to the deductibility of
research and development expenditures	1
Provision for income taxes	$9	$1

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

There were no timing differences that would result in deferred tax amounts for the years ended December 31, 2011 or 2010.

11.	INVESTMENT TAX CREDITS RECEIVABLE

The Company undertakes research and development activities, the costs of which are eligible for investment tax credits which may be refunded or applied to reduce the income tax payable in the current year.

The claim for 2011 has not yet been reviewed by Canada Revenue Agency ("CRA") and the actual credit may range from $nil to $10,000. Investment tax credits for the fiscal year are dependent upon qualification of each individual project under stringent technical criteria and amounts may vary upon further review by CRA. Adjustments to the claim, if any, will be accounted for in the year of assessment. Historically, the investment tax credits have been assessed as filed, accordingly the Company has accrued the refundable credit of $10,000 for 2011, which is included in taxes recoverable on the statement of financial position. The statements of comprehensive income for the year ended December 31, 2011 includes the research and development expenditures of $11,000 (2010 - $24,000), minus investment tax credit of $10,000 (2010 - $16,000).

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2011	2010 (unaudited)

Financial Assets:
Fair value through profit and loss
Cash	$14	$35
Short-term investment	40	40
Loans and receivables, recorded at amortized cost
Accounts receivable	$148	$79
Other receivables	74	15
Financial Liabilities:
Financial liabilities measured at amortized cost
Accounts payable	$23	$2
Accrued liabilities	74	33
Loan payable	19	52

The Company had neither available-for-sale, nor held-to-maturity financial instruments as at December 31, 2011 or December 31, 2010.

b)	Financial Risk Factors

Foreign Exchange Risk

The Company's revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian dollars. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash in investments that are of high credit quality. Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

The following table summarizes the aging of accounts receivable as at:

	2011	2010 (unaudited)
	(in thousands)
Current	$15	$73
Past due (61-120 days)	43	6
Past due (> 120 days)	19	-
	$77	$79

The allowance for doubtful accounts recorded as at December 31, 2011 was $20,000 (December 31, 2010 - $1,000).

Fair Value
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company's financial instruments carried at fair value on the balance sheet, which consists of cash and short-term investment, are valued using quoted market prices (Level 1). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) or Level 3 (valuation technique using non-observable market inputs) as at December 31, 2011 and 2010.

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

13.	CAPITAL DISCLOSURES

The Company's objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company's current base of products and services.

The capital structure of the Company consists of debt, net of cash and equity comprised of issued capital and retained earnings. The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations. In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.

There was no change in the capital management in the year.

14.	COMMITMENTS

Minimum payments under operating leases are as follows:

	2012	2013	2014	2015	2016+
	(in thousands)
Office lease	$38	$-	$-	$-	$-
Equipment lease	3	3	1	-	-
	$41	$3	$1	$-	$-

15.	SUPPLEMENTAL INFORMATION

a)	Cash Flow
The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2011	2010 (unaudited)
	(in thousands)
Accounts receivable	$2	$(9)
Related party receivable	(70)	25
Taxes recoverable	11	(15)
Deposits and prepaid expenses	(15)	-
Accounts payable	21	-
Accrued liabilities	41	30
Deferred revenue	1	23
	$(9)	$54

b)	Executive Compensation
For the year ended December 31, 2011, executive compensation amounted to $84,000 (2010 - $84,000).

ENVISION ONLINE MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
(in Canadian dollars)

16.	SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2011, the Company entered into a sales purchase agreement with Northcore Technologies Inc ("Northcore"), whereby the shareholders of the Company agreed to sell all of the Class E common shares and Class X and Y preference shares for $800,000. The purchase price of $800,000 will be satisfied by $240,000 cash payment and $560,000 through the issuance of 6,222,222 common shares of Northcore at $0.09 per share. The cash payment will be satisfied by $80,000 cash payment at closing with the remaining $160,000 to be paid over the next two years, subject to achieving specific performance criteria.

Kahootkids! Inc. 1150 Morrison Drive, Suite 201 Ottawa, Ontario, Canada K2H 8S9	Appendix-B Tel: 613-594-2804 Fax: 613-594-3240 www.envisiononline.ca

KAHOOTKIDS! INC.

2011 Financial Statements

June 6, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Kahootkids! Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Kahootkids! Inc., which comprise the statement of financial position as at December 31, 2011 and the statement of comprehensive loss, changes in equity and cash flows for the period from September 12, 2011 (inception) to December 31, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Kahootkids! Inc. as at December 31, 2011 and its financial performance and its cash flows for the period from September 12, 2011 (inception) to December 31, 2011 in accordance with International Financial Reporting Standards.

DNTW

Chartered Accountants, LLP
Licensed Public Accountants
June 6, 2012
Markham, Canada

KAHOOTKIDS! INC.
STATEMENT OF FINANCIAL POSITION
As at December 31, 2011
(in thousands of Canadian dollars)

ASSETS
CURRENT ASSETS
Accounts receivable	$1
Sales tax receivable	8
TOTAL ASSETS	$9

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1
Accounts payable - related party	70
TOTAL LIABILITIES	71
SHAREHOLDERS' DEFICIT
Common shares	1
Deficit	(63)
TOTAL SHAREHOLDERS' DEFICIT	(62)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9

Subsequent event (Note 6)

On behalf of the Board:

Todd Jamieson
Director

See accompanying notes to the financial statements.

3

KAHOOTKIDS! INC.
STATEMENT OF COMPREHENSIVE LOSS
For the period from inception (September 12, 2011) to December 31, 2011
(in thousands of Canadian dollars, except per share amounts)

Revenues	$1

Operating expenses:
General and administrative	3
Customer service and technology	60
Sales and marketing	1
Total operating expenses	64

NET LOSS AND COMPREHENSIVE LOSS	$(63)

LOSS PER SHARE	$(6.30)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (000's)	10

See accompanying notes to the financial statements

4

KAHOOTKIDS! INC.
STATEMENT OF CHANGES IN EQUITY
As at December 31, 2011
(in thousands of Canadian dollars)

	Common Shares (1)	Deficit	Total
Opening balance, September 12, 2011	$1	$-	$1
Net loss	-	(63)	(63)
Ending balance, December 31, 2011	$1	$(63)	$(62)

(1)	Common shares:
Authorized: unlimited number of common shares Issued and outstanding: 10,000

See accompanying notes to the financial statements.

5

KAHOOTKIDS! INC.
STATEMENT OF CASH FLOWS
For the period from inception (September 12, 2011) to December 31, 2011
(in thousands of Canadian dollars)

NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss	$(63)
Changes in non-cash operating working capital (Note 4)	63
NET CASH INFLOW DURING THE PERIOD	-
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$-

See accompanying notes to the financial statements.

6

KAHOOTKIDS! INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period from inception (September 12, 2011) to December 31, 2011
(in Canadian dollars)

1.	DESCRIPTION OF BUSINESS

    Kahootkids! Inc. ("Kahootkids!" or the "Company") is an Ottawa based online group discounting and community portal targeting young families with kids.

            The Company was incorporated in Ontario on September 12, 2011. The principal and registered office of the Company is located at 1150 Morrison Drive, Suite 201, Ottawa, Ontario, K2H 8S9.

2.	SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation
  The accompanying financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). These financial statements have been prepared on a historical cost basis other than certain financial assets measured at fair value.

      These statements were authorized for issuance by the Board of Directors of the Company on June 6, 2012.

  Revenue Recognition
  The Company's revenues are derived from operating a daily deals website selling promotional items and products on behalf of merchants.

  Revenue from the sale of goods is recognized when the following criteria are met:
  The amount of revenue can be measured reliably;
  The risks and rewards of ownership have been transferred to the buyer;
  The receipt of economic benefits is probable; and
  The costs incurred or to be incurred can be measured reliably.
Financial Instruments

Financial instruments are classified into one of these five categories: financial assets or liabilities at fair value through profit or loss (FVTPL); held-to-maturity; loans and receivables; available-for- sale financial assets; or financial liabilities measured at amortized cost. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets or liabilities at FVTPL are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

7

KAHOOTKIDS! INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period from inception (September 12, 2011) to December 31, 2011
(in Canadian dollars)

The Company designated its accounts receivable and sales tax receivable as loans and receivables, which are measured at amortized cost. Accounts payable are classified as financial liabilities measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the period from inception (September 12, 2011) to December 31, 2011.

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs in measuring fair value as the following:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the assets or liability that are not based on observable market data (unobservable inputs).

The classification of a financial instrument in the fair value hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The Company's financial instruments are designated as level 2.

Research and Product Development Costs
The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria are met: i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, ii) its intention to complete the intangible asset and use or sell it, iii) its ability to use or sell the intangible asset, iv) how the intangible asset will generate probable future economic benefits, v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise they are expensed as incurred. To date, no product development costs have been capitalized.

Loss Per Share
Basic loss per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method. The determination of deferred tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized.

Use of Significant Accounting Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the

8

KAHOOTKIDS! INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period from inception (September 12, 2011) to December 31, 2011
(in Canadian dollars)

future. These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company's accounting policies and financial statement presentation.
  IFRS 9, Financial Instruments was issued by the International Accounting Standards Board ("IASB") in October 2010 and will replace International Accounting Standard ("IAS") 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.
  IFRS 13, Fair Value Measurement was issued by the IASB in May 2011. IFRS 13 establishes new guidance on fair value measurement and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.
  IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.
  IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.
3.	RELATED PARTY TRANSACTIONS

During the period from September 12, 2011 to December 31, 2011, the Company received web development services from Envision Online Media Inc., a company related by virtue of common shareholders. The transaction was carried out at fair value of $70,000. The balance outstanding as at December 31, 2011 was $70,000.

9

KAHOOTKIDS! INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period from inception (September 12, 2011) to December 31, 2011
(in Canadian dollars)

4.	SUPPLEMENTAL INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash during the period.

2011
(in thousands)
Accounts receivable	$(1)
Sales tax receivable	(8)
Accounts payable	2
Accounts payable - related party	70
$63

5.	INCOME TAXES

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 15.5 percent to the loss from continuing operations before income taxes. The sources and tax effects of the differences are indicated below.

2011
(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(10)
Non-deductible legal expenses	1
Non-capital losses available for carryforward	9
Provision for income taxes	$-

The components of deferred taxes are as follows:

2011
(in thousands)
Deferred tax liabilities
Non-capital losses available for carryforward	$9
Valuation allowance	(9)
Deferred tax liabilities	$-

6.	SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2011, the Company entered into a sales purchase agreement with Northcore Technologies Inc ("Northcore"), whereby the shareholders of the Company agreed to sell all of the common shares for $200,000. The purchase price of $200,000 will be satisfied by $60,000 cash payment and $140,000 through the issuance of 1,555,555 common shares of Northcore at $0.09 per share. The cash payment will be satisfied by a $20,000 cash payment at closing with the remaining $40,000 to be paid over the next two years, subject to achieving specific performance criteria.

10

Envision Online Media Inc. 1150 Morrison Drive, Suite 201 Ottawa, Ontario, Canada, K2H 8S9	Appendix-C Tel: 613-594-2804 Fax: 613-594-3240 www.envisiononline.ca

ENVISION ONLINE MEDIA INC.

Financial Statements

March 31, 2012

Unaudited - Prepared by Management

June 6, 2011

ENVISION ONLINE MEDIA INC.
STATEMENTS OF FINANCIAL POSITION
As at March 31, 2012 and December 31, 2011
(In thousands of Canadian dollars) (Unaudited)

	March 31,	December 31,
	2012	2011

ASSETS
CURRENT
Cash	$1	$14
Short-term investment	40	40
Accounts receivable	61	77
Related party receivable	70	70
Taxes recoverable	11	4
Deposits and prepaid expenses	15	15
	198	220
CAPITAL ASSETS	8	7
TOTAL ASSETS	$206	$227

LIABILITIES
CURRENT
Accounts payable	$37	$23
Accrued liabilities	83	74
Deferred revenue	34	24
Notes payable	13	19

TOTAL LIABILITIES	167	140
SHAREHOLDERS' EQUITY
Common shares	1	1
Preference shares	45	45
Retained earnings	(7)	41

TOTAL SHAREHOLDERS' EQUITY	39	87

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$206	$227

2

ENVISION ONLINE MEDIA INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the three months ended March 31, 2012 and 2011
(In thousands of Canadian dollars) (Unaudited)

	Three Months Ended
	March 31,
	2012	2011

Revenues	$170	$208

Operating expenses:
General and administrative	36	32
Customer service and technology	184	132
Sales and marketing	4	6
Depreciation	1	-
Total operating expenses	225	170
Loss before taxes	(55)	38
Income taxes	(7)	-
NET LOSS AND COMPREHENSIVE LOSS FOR THE
PERIOD	$(48)	$38

3

ENVISION ONLINE MEDIA INC.
STATEMENTS OF SHAREHOLDERS' EQUITY
As at March 31, 2012 and 2011
(In thousands of Canadian dollars) (Unaudited)

	Common	Preferred	Retained
	shares	Shares	Earnings	Total
Opening balance, January 1, 2012	$1	$45	$41	$87
Net income for the period	-	-	(48)	(48)
Dividends paid	-	-	-	-
Ending balance, March 31, 2012	$1	$45	$(7)	$39

	Common	Preferred	Retained
	Shares	Shares	Earnings	Total
Opening balance, January 1, 2011	$1	$45	$20	$66
Net income for the period	-	-	38	38
Dividends paid	-	-	-	-
Ending balance, March 31, 2011	$1	$45	$58	$104

4

ENVISION ONLINE MEDIA INC.
STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2012 and 2011
(in thousands of Canadian dollars) (Unaudited)

	Three Months Ended
	March 31,
	2012	2011

NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
(Loss) income for the period	$(48)	$38
Adjustment for:
Depreciation	1	-
	(47)	38
Changes in non-cash operating working capital	42	(51)
	(5)	(13)

INVESTING
Purchase of capital assets	(2)	-
	(2)	-

FINANCING
Repayment of loan payable	(6)	(12)
	(6)	(12)
NET CASH OUTFLOW DURING THE PERIOD	(13)	(25)
CASH, BEGINNING OF PERIOD	14	35
CASH, END OF PERIOD	$1	$10

5

Kahootkids! Inc. 1150 Morrison Drive, Suite 201 Ottawa, Ontario, Canada, K2H 8S9	Appendix-D Tel: 613-594-2804 Fax: 613-594-3240 www.envisiononline.ca

KAHOOTKIDS! INC.

Interim Financial Statements

March 31, 2012

Unaudited - Prepared by Management

June 6, 2011

KAHOOTKIDS! INC.
STATEMENT OF FINANCIAL POSITION
As at March 31, 2012 and December 31, 2011
(In thousands of Canadian dollars) (Unaudited)

	March 31,	December 31,
	2012	2011
	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Accounts receivable	$2	$1
Sales tax receivable	7	8
TOTAL ASSETS	$9	$9

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1	$1
Advances from related party	70	70
TOTAL LIABILITIES	71	71
SHAREHOLDERS' DEFICIT
Common shares	1	1
Deficit	(63)	(63)
TOTAL SHAREHOLDERS' DEFICIT	(62)	(62)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9	$9

2

KAHOOTKIDS! INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the three months ended March 31, 2012 and 2011
(In thousands of Canadian dollars) (Unaudited)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)

Revenues	$3	$-

Operating expenses:
General and administrative	1	-
Customer service and technology	2	-
Sales and marketing	-	-
Total operating expenses	3	-
NET INCOME AND COMPREHENSIVE INCOME FOR
THE PERIOD	$-	$-

3

KAHOOTKIDS! INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
As at March 31, 2012 and 2011
(In thousands of Canadian dollars) (Unaudited)

	Common	Retained
(unaudited)	Shares	Earnings	Total
Opening balance, January 1, 2012	$1	$(63)	$(62)
Net income for the period	-	-	-
Ending balance, March 31, 2012	$1	$(63)	$(62)

	Common	Retained
(unaudited)	Shares	Earnings	Total
Opening balance, January 1, 2011	$-	$-	$-
Net income for the period	-	-	-
Ending balance, March 31, 2011	$-	$-	$-

4

KAHOOTKIDS! INC.
STATEMENT OF CASH FLOWS
For the three months ended March 31, 2012 and 2011
(In thousands of Canadian dollars) (Unaudited)

Three Months Ended
March 31,
	2012	2011
	(unaudited)	(unaudited)
NET INFLOW OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Income for the period	$-	$-
Changes in non-cash operating working capital	-	-
NET CASH INFLOW DURING THE PERIOD	-	-
CASH, BEGINNING OF PERIOD	-	-
CASH, END OF PERIOD	$-	$-

5